AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES APPOINTMENT OF DIRECTORS AND INTERIM CHIEF EXECUTIVE OFFICER AND FORMATION OF SPECIAL COMMITTEE

EDMONTON, ALBERTA - May 7, 2007 - ViRexx Medical Corp. (“ViRexx”)(TSX:VIR; AMEX:REX), is pleased to announce that at its Annual General Meeting of the Shareholders for the financial year ending December 31, 2006 held on May 3, 2007 as scheduled, Peter P. Smetek, Jr., Michael P. Marcus, Yves Cohen, Douglas Gilpin and Jacques LaPointe were elected to the Board of Directors. Peter P. Smetek remains Chairman of the Board and at a directors’ meeting held subsequent to the Annual General Meeting, Mr. Smetek was appointed Interim Chief Executive Officer.

At the Annual General Meeting a record number of ViRexx shares (47% of the issued and outstanding shares) voted 99% in favour of the Board and the other resolutions contained in the Proxy.

In addition, ViRexx has formed a special committee of independent directors comprised of Michael Marcus and Douglas Gilpin to review management and Board of Directors awareness and understanding of and compliance with mandates, policies, procedures and by-laws of ViRexx. Mr. Joseph Hunder of Fraser Milner Casgrain LLP has been appointed the independent legal counsel of this committee.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Peter Smetek
Chairman
ViRexx Medical Corp.
Tel: (713) 529-6277
Fax: (713) 807-7743
petersmetek@sbcglobal.net